                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X     Form 40-F
                                   ---             ----

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes         No  X
                               -----     ------

         If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

Third-Quarter Results
November 9, 2000


















 o Third-quarter sales +27%, Jan.-Sept. +25%

 o Income from operations before special items up more than 10% in third quarter, Jan.-Sept. +22.5%

 o Continued growth in 2001

BASF GROUP


                                                     3rd Quarter          Change           Jan.-Sept.             Change
Million Euro                                      2000        1999        in %         2000         1999          in %
------------                                      -----       -----       ------      -------      -------        ------
Sales                                             9,196       7,247         26.9       26,635       21,255         25.3
Income from operations before
special items                                       765         693         10.4        2,570        2,098         22.5
Income from operations                              466         322         44.7        2,324        1,314         76.9
Income before taxes and minority interests          322         290         11.0        2,208        1,222         80.7
Net income                                          101         112        - 9.8        1,013          541         87.2
Earnings per share (Euro)                          0.17        0.19        -10.5         1.65         0.88         87.5
Earnings per share before special items (Euro)     0.42        0.42           --         1.77         1.68          5.4
Number of employees                                                                   108,834      106,043          2.6

SALES

BASF reported record third-quarter sales of Euro 9.2 billion up 27% compared to the same quarter last year, reflecting an increase in all segments. Double-digit growth rates were achieved in all regions. The increase in sales was driven by the following factors:

FACTORS INFLUENCING SALES IN COMPARISON WITH THE PREVIOUS YEAR

In %                                  3RD QUARTER              JAN.- SEPT.
----                                  -----------              -----------
Volumes                                +5.9                        +8.1
Prices                                +12.5                       +11.6
Currency                               +7.1                        +6.5
Scope of consolidation                 +1.4                        -0.9
                                      -----                       -----
Total                                 +26.9                       +25.3
                                      -----                       -----

EARNINGS

Income from operations before special items increased 10.4% compared with the third quarter of 1999. This resulted in a 22.5% increase for the first nine months of the year. In the third quarter, raw material costs rose 38%. This increase could not yet be fully passed on through price increases in all divisions. Tax expenditures rose due to higher taxes (Euro 129 million) on increased oil production that are not fully deductible from German corporate taxes. For the third quarter, BASF reported a net income of Euro 101 million and earnings per share of Euro 0.17. This includes Euro 306 million of special items related to integration of the American Cyanamid crop protection business.

SPECIAL ITEMS

                                      1ST QUARTER       2ND QUARTER           3RD QUARTER            4TH QUARTER
Million Euro                        2000        1999  2000        1999      2000        1999       2000      1999
------------                        -----       ----  ----        ----      ----        ----       ----      ----
INCOME BEFORE TAXES AND
SPECIAL ITEMS                       888         637   846         708       603         624                  826
Special items in income
from operations                      44         -85     9        -328      -299        -371                 -157
Special items in financial
result                               --          --    99          --        18          37                  715
                                    ---         ---   ---        ----      ----        ----                -----
SPECIAL ITEMS                        44         -85   108        -328      -281        -334                  558
                                    ---         ---   ---        ----      ----        ----                -----
INCOME BEFORE TAXES                 932         552   954         380       322         290                1,384
                                    ---         ---   ---        ----      ----        ----                -----

OUTLOOK

We are confident that we will achieve our goal of increasing income from operations before special items by at least 10% in 2000. As a result of an improved business portfolio, BASF is also well prepared for the coming year. However, we are expecting raw material costs to remain high.

SEGMENTS


                                            SALES                INCOME FROM OPERATIONS          INCOME FROM
                                                                  BEFORE SPECIAL ITEMS            OPERATIONS
                                    ------------------------   -------------------------  ----------------------------
                                                      Change                     Change                       Change
Million Euro                        2000    1999      in %     2000     1999        in %  2000    1999            in %
------------                        -----   -----     ------   ------   -----    -------  ------  ------      --------

3RD QUARTER
Chemicals                           1,498   1,138      31.6       199     186       7.0      198    204         -2.9
Plastics & Fibers                   3,016   2,145      40.6       168     181      -7.2      250    195         28.2
Colorants & Finishing Products      1,834   1,586      15.6       114     131     -13.0      117    172        -32.0
Health & Nutrition                  1,651   1,288      28.2       -24      43         .     -431   -404         -6.7
Oil & Gas                             946     768      23.2       357     195      83.1      378    195         93.8
Other                                 251     322     -22.0       -49     -43     -14.0      -46    -40        -15.0

o thereof exploratory
  research costs                                                   39      34      14.7       39     34         14.7
                                    -----   -----     ------   ------   -----    -------  ------  ------      --------
                                    9,196   7,247      26.9       765     693      10.4      466    322         44.7
                                    -----   -----     ------   ------   -----    -------  ------  ------      --------
JAN.-SEPT.
Chemicals                           4,223   3,132      34.8       563     549       2.6      557    540          3.1
Plastics & Fibers                   8,693   6,023      44.3       614     424      44.8      732    428         71.0
Colorants & Finishing Products      5,343   4,729      13.0       418     482     -13.3      424    447         -5.1
Health & Nutrition                  4,886   4,221      15.8       266     369     -27.9     -127   -399         68.2
Oil & Gas                           2,560   2,018      26.9       844     364     131.9      865    366        136.3
Other                                 930   1,132     -17.8      -135     -90     -50.0     -127    -68        -86.8
o thereof exploratory research
  costs                                                           114     102      11.8      114    102         11.8
                                   ------  ------     ------   ------   -----    -------  ------  ------      --------
                                   26,635  21,255      25.3     2,570   2,098      22.5    2,324  1,314         76.9
                                   ------  ------     ------   ------   -----    -------  ------  ------      --------

CHEMICALS

Sales in this segment rose almost 32% in the third quarter to Euro 1.5 billion compared with the previous year (volume +18%, price +9%). The Petrochemicals and Inorganics divisions in particular contributed to this increase. Income from operations before special items was Euro 199 million in the third quarter, an increase of 7% in comparison with the same quarter in 1999.

As of July 1, 2000, the Petrochemicals & Inorganics and Industrial Chemicals divisions were both reorganized to better reflect the Verbund structure. The Petrochemicals division now includes all cracker products, solvents and plasticizers, while the Inorganics division comprises inorganics, catalysts, glues and impregnating resins.

Sales by division

                                       3RD QUARTER                 JAN.-SEPT.
                                -------------------------- --------------------------
                                                   Change                     Change
Million Euro                    2000       1999    in %     2000      1999    in %
------------                    -----     ------  -------- ------   -------  --------
Inorganics                      153        122     25.4      460       374     23.0
Petrochemicals                  493        264     86.7     1264       672     88.1
Intermediates                   421        362     16.3     1266      1077     17.5
Specialty Chemicals             431        390     10.5     1233      1009     22.2


PLASTICS & FIBERS

Sales in this segment rose 41% in the third quarter to Euro 3 billion compared with the previous year (volumes +9%, prices +22%). All divisions contributed to the increase. Income from operations before special items for the segment was negatively affected by the Polyolefins division and fell 7% compared to the previous year to Euro 168 million. Income from operations before special items - excluding Polyolefins - increased 14%.

Sales by division


                                     3RD QUARTER                  JAN.-SEPT.
                              ---------------------------  -------------------------
                                               Change                        Change
Million Euro                   2000    1999    in %        2000      1999    in %
------------                  ------  ------  -------     -------   ------  --------
Styrenic Polymers              691     473     46.1        2,046     1,274   60.6
Engineering Plastics           461     317     45.4        1,311       893   46.8
Polyurethanes                  717     539     33.0        2,030     1,581   28.4
Fiber Products                 440     294     49.7        1,239       855   44.9
Polyolefins                    707     522     35.4        2,067     1,420   45.6

As of October 1, we merged our Elenac and Targor polyolefin subsidiaries into a new joint venture company, Basell Polyolefins. A positive special item resulted from the sale of Targor's Novolen polymerization technology.

COLORANTS & FINISHING PRODUCTS

Third-quarter sales in this segment increased 16% - mainly due to acquisitions - to Euro 1.8 billion. Income from operations before special items decreased 13% in the third quarter to Euro 114 million compared with same period in 1999. In the Colorants division, past restructuring efforts continued to show positive results. The decline in income was due mainly to higher raw materials costs as well as lower sales of the decorative paint business in Brazil. As of October 1, the textile dyes business became part of the DyStar joint venture.

Sales by division


                                  3RD QUARTER                      JAN.-SEPT.
                           ----------------------            ----------------------
                                           Change                            Change
Million Euro               2000    1999    in %               2000    1999   in %
------------               ----    ----    ------             -----   -----  ------

Colorants                  584     541      7.9               1,756   1,637   7.3
Coatings                   546     460     18.7               1,623   1,395  16.3
Dispersions                704     585     20.3               1,964   1,697  15.7


HEALTH & NUTRITION


Sales and income by division


                                                                   INCOME FROM
                                                                      OPERATIONS                        INCOME FROM
                                    SALES                       BEFORE SPECIAL ITEMS                     OPERATIONS
                           ----------------------------       -----------------------          ----------------------------
                                                Change                        Change                                Change
Million Euro                2000      1999      in %           2000   1999       in %            2000      1999     in %
------------               ------    ------    --------       ------  ------  -------           ------    ------   --------
3RD QUARTER
Pharmaceuticals               659       628        4.9          152      85     78.8               96        44      118.2
Fine Chemicals                448       343       30.6            9      -5        .              -36      -413       91.3
Agricultural Products         544       317       71.6         -185     -37        .             -491       -35          .
                           ------    ------    --------       ------  ------  -------           ------    ------   --------

JAN.-SEPT.
Pharmaceuticals             1,915     1,745        9.7          208     126     65.1              163        -6          .
Fine Chemicals              1,151       986       16.7           26      28     -7.1              -22      -609       96.4
Agricultural Products       1,820     1,490       22.1           32     215    -85.1             -268       216          .
                           ------    ------    --------       ------  ------  -------           ------    ------   --------


On July 1, BASF's pharmaceutical active ingredients business was transferred to the Fine Chemicals division from the Pharmaceuticals division.

Pharmaceuticals: Pharmaceuticals division sales rose 5% in the third quarter compared with the previous year to Euro 659 million. The increase in sales was 18% on a comparable basis, i.e. excluding pharmaceutical active ingredients in the previous year's sales.

Third-quarter income from operations before special items surged by almost 80% to Euro 152 million. The improvement was driven by major products such as Synthroid(R), Reductil(R)/Meridia(R) and Rytmonorm(R). Return on sales for the first nine months was about 11% compared to 7% in previous year, reflecting the success of restructuring measures. Special charges were related to the current restructuring program.

Fine Chemicals: The division's third-quarter sales rose to Euro 448 million, an increase of 31%. The increase in sales was 9% on a comparable basis, i.e. including pharmaceutical active ingredients in the previous year's sales. Income from operations increased to Euro 9 million. Charges resulting from the settlement in the United States with indirect purchasers of vitamins were higher than expected and not fully covered by provisions previously made for this purpose.

Agricultural Products: For the first time, the integration of American Cyanamid was reflected in the division's results. Due to this, sales rose 72% to Euro 544 million compared with the previous year. As expected, the division reported a greater loss in income from operations before special items in the seasonally weak third quarter, in which efforts were concentrated on the integration of the two businesses. The results also reflect the fixed costs of a business that is twice as large and amortization of goodwill and of intangible assets of Euro 50 million. In some major crops, there was significant price pressure due to the continuing consolidation in the industry. Special charges of Euro 306 million in the third quarter resulted from the integration. However, we now expect that the total cost of the integration will be lower than assumed at the end of the second quarter.

OIL & GAS

As a result of higher oil and natural gas prices, third-quarter sales in the Oil & Gas segment rose 23% compared with the previous year to Euro 946 million. Income from operations before special items rose 83% in the third quarter to Euro 357 million. Oil and gas production, in particular, grew significantly, especially the results of our Argentinean activities. Higher oil-related sales and income in various regions meant an increase in the amount of local income taxes on oil production.

REGIONS

Location of company                                                 INCOME FROM OPERATIONS           INCOME FROM
                                           SALES                     BEFORE SPECIAL ITEMS             OPERATIONS
                                     -------------------------      ----------------------      ----------------------
                                                        Change                      Change                     Change
Million Euro                          2000     1999     in %         2000    1999   in %         2000   1999   in %
------------                          ------  -------   ------      ------  ------ -------      ------ -----   -------
3RD QUARTER
Europe                                5,590    4,658    20.0         674     496    35.9         556    130    327.7
o thereof Germany                     3,662    3,126    17.1         478     307    55.7         449    -52       --
North America (NAFTA)                 2,174    1,667    30.4         -21     145       .        -149    147       --
South America                           583      408    42.9          50      14   257.1          32      7    357.1
Asia, Pacific Area, Africa              849      514    65.2          62      38    63.2          27     38    -28.9
                                     ------   ------    ----       -----   -----   -----       -----  -----    -----
                                      9,196    7,247    26.9         765     693    10.4         466    322     44.7
                                     ------   ------    ----       -----   -----   -----       -----  -----    -----
JAN.-SEPT.
Europe                               16,641   13,723    21.3       1,932   1,448    33.4        1873    789    137.4
o thereof Germany                    10,745    9,083    18.3       1,277     891    43.3        1319    257    413.2
North America (NAFTA)                 6,341    5,072    25.0         290     496   -41.5         171    399    -57.1
South America                         1,378    1,037    32.9         163      74   120.3         130     43    202.3
Asia, Pacific Area, Africa            2,275    1,423    59.9         185      80   131.3         150     83     80.7
                                     ------   ------    ----       -----   -----   -----       -----  -----    -----
                                     26,635   21,255    25.3       2,570   2,098    22.5       2,324  1,314     76.9
                                     ------   ------    ----       -----   -----   -----       -----  -----    -----

All regions achieved high sales growth in the third quarter compared with the previous year. Sales and income from operations in Asia, Pacific Area, Africa and in South America increased at an above-average rate. In North America (NAFTA), special charges resulted from the integration of acquisitions. Income from operations before special items was also affected by additional depreciation costs resulting from the acquisitions. In addition there were start-up losses from new plants.

FINANCE

The expansion of business resulted in an increased amount of funds being tied up in inventories and receivables. Cash flow from operating activities was therefore lower than in the comparable period in 1999. Cash flow used in investment activity was significantly affected by the acquisition of the American Cyanamid crop protection business of American Home Products, the superabsorbents business of Chemdal and of the industrial coatings business of Rohm and Haas. To finance the investments and acquisitions, we increased our financial indebtedness by Euro 6.3 billion. By the end of September, we had bought back almost 14 million shares for a total amount of Euro 622 million. Total assets have increased by Euro 10.9 billion since the end of 1999 as a result of acquisitions and business expansion. In addition, currency exchange rates, particularly the rise in the dollar, resulted in an approximately Euro
2 billion increase in assets.

CONSOLIDATED STATEMENTS OF CASH FLOWS JAN.-SEPT.

Million Euro                                                  2000              1999
------------                                                 --------          -------
Net income                                                    1,013               541
Depreciation of fixed assets                                  2,132             1,916
Changes in net current assets                                -1,145               258
Miscellaneous items                                             -95               190
                                                             ------            ------
CASH PROVIDED BY OPERATING ACTIVITIES                         1,905             2,905
                                                             ------            ------
Additions to tangible and intangible
fixed assets                                                 -2,022            -2,125
Acquisitions and divestitures, net                           -5,526              -196
Financial investments and other items                           297               303
                                                             ------            ------
CASH USED IN INVESTING ACTIVITIES                            -7,251            -2,018
                                                             ------            ------
Proceeds from capital increases                                -562              -255
Changes in financial indebtedness                             6,290               478
Dividends                                                      -739              -701
                                                             ------            ------
CASH USED IN FINANCING ACTIVITIES                             4,989              -478
                                                             ------            ------
Net changes in cash and cash equivalents                       -357               409
Initial cash and cash equivalents
and other changes                                             1,036               801
                                                             ------            ------
CASH AND CASH EQUIVALENTS                                       679             1,210
                                                             ------            ------
Marketable securities                                           385               479
                                                             ------            ------
LIQUID FUNDS AS SHOWN ON BALANCE SHEET                        1,064             1,689
                                                             ------            ------

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this report.

FUTURE REPORTS

Year 2000                March 14, 2001

1st quarter 2001/
Annual Meeting           April 26, 2001

1st half 2001            August 7, 2001

3rd quarter 2001         Nov. 13, 2001

FINANCIAL STATEMENT OF THE BASF GROUP (ABRIDGED VERSION)

CONSOLIDATED STATEMENTS OF INCOME                                                                             Million Euro

                                                             3rd QUARTER                         JAN.-SEPT
                                                  ----------------------------------    -------------------------------
                                                                             CHANGE                             CHANGE
                                                   2000          1999         IN %        2000       1999         IN %
                                                  ------        -------    ---------    -------     -------   ---------
SALES*                                             9,196         7,247         +26.9    26,635      21,255       +25.3
Cost of sales                                      5,927         4,526         +31.0    17,068      13,071       +30.6
                                                   -----         -----        ------    ------      ------      ------
GROSS PROFIT ON SALES                              3,269         2,721         +20.1     9,567       8,184       +16.9

Selling expenses                                   1,489         1,255         +18.6     4,256       3,748       +13.6
General administrative costs                         211           160         +31.9       559         510        +9.6
Research costs                                       410           329         +24.6     1,111       1,015        +9.5
Other operating income                               409            58        +605.2       824         397      +107.6
Other operating expenses                           1,102           713         +54.6     2,141       1,994        +7.4
                                                   -----         -----        ------    ------      ------      ------
INCOME FROM OPERATIONS                               466           322         +44.7     2,324       1,314       +76.9

Financial result                                    -144           -32             .      -116         -92       -26.1
                                                   -----         -----        ------    ------      ------      ------
INCOME BEFORE TAXES AND MINORITY INTERESTS           322           290         +11.0     2,208       1,222       +80.7

Income taxes                                         208           178         +16.9     1,164         680       +71.2
Minority interests                                    13                           .        31           1           .
                                                   -----         -----        ------    ------      ------      ------
NET INCOME                                           101           112          -9.8     1,013         541       +87.2
EARNINGS PER SHARE (Euro)                           0.17          0.19         -10.5      1.65        0.88       +87.5
Number of shares in millions (weighted)                                                    613         617        -0.6
                                                   -----         -----        ------    ------      ------      ------

* excluding petroleum and natural gas taxes

CONSOLIDATED BALANCE SHEETS                                                                          Million Euro

                                                               SEPT. 30                             DEC. 31
                                                 ------------------------------------        ---------------------
                                                                            CHANGE                         CHANGE
ASSETS                                           2000           1999          IN %             1999          IN %
                                                 --------       ------      ---------        -------       ------
FIXED ASSETS                                     22,593         15,743        +43.5           16,070        +40.6
Inventories                                       5,375          3,896        +38.0            4,028        +33.4
Accounts receivable, trade                        6,947          4,847        +43.3            4,966        +39.9
Miscellaneous receivables                         3,576          2,132        +67.7            2,212        +61.7
Deferred taxes                                    1,337          1,064        +25.7            1,225         +9.1
Liquid funds                                      1,064          1,689        -37.0            1,508        -29.4
                                                 ------         ------        -----           ------        -----
CURRENT ASSETS                                   18,299         13,628        +34.3           13,939        +31.3
                                                 ------         ------        -----           ------        -----
TOTAL ASSETS                                     40,892         29,371        +39.2           30,009        +36.3
                                                 ------         ------        -----           ------        -----


                                                               SEPT. 30                              DEC. 31
                                                 ------------------------------------       -----------------------
                                                                            CHANGE                         CHANGE
LIABILITIES                                      2000           1999          IN %            1999           IN %
                                                 --------       ------      ---------        -------       --------
Suscribed capital and capital surplus              4,265         4,185         +1.9           4,265           0.0
Retained earnings and other equity                 9,811         8,707        +12.7           9,551          +2.7
Minority interests                                   502           359        +39.8             329         +52.6
                                                  ------        ------       ------          ------        ------
STOCKHOLDERS' EQUITY                              14,578        13,251        +10.0          14,145          +3.1
Provisions                                         9,772         8,611        +13.5           8,638         +13.1
Financial indebtedness                             7,798         2,094       +272.4           1,294        +502.6
Other liabilities                                  8,744         5,415        +61.5           5,932         +47.4
                                                  ------        ------       ------          ------        ------
LIABILITIES                                       26,314        16,120        +63.2          15,864         +65.9
                                                  ------        ------       ------          ------        ------
STOCKHOLDERS' EQUITY AND LIABILITIES              40,892        29,371        +39.2          30,009         +36.3
                                                  ------        ------       ------          ------        ------

The interim balance has not been audited.

Corporate Media Relations:                  Investor Relations:                       www.basf.com
Tel. +49-621-60-99938                       Tel. +49-621-60-4 8230                    BASF Aktiengesellschaft
Fax +49-621-60-20129                        Fax +49-621-60-22500                      67056 Ludwigshafen
E-Mail: presse.kontakt@basf-ag.de           E-Mail: investorrelations@basf-ag.de      Germany

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BASF Aktiengesellschaft

Date: November 9, 2000                  By:    /s/ Kurt Leidner
                                               ----------------
                                        Name:  Kurt Leidner
                                        Title: Director Communications
                                               Ludwigshafen Site

                                        By:    /s/ Felix Gress
                                               ----------------
                                        Name:  Felix Gress
                                        Title: Director Communications
                                               BASF Group